# General Government Securities Money Market Fund

**SEMIANNUAL REPORT** May 31, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Government Securities Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of December 1, 2007, through May 31, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager*

### Fund and Market Performance Overview

For the six-month period ended May 31, 2008, General Government Securities Money Market Fund's Class A shares produced an annualized yield of 2.74%, and its Class B shares produced an annualized yield of 2.53%. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 2.78% and 2.56%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

### The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, and repurchase agreements (including tri-party repurchase agreements). These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

### The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period, causing investors to reassess their previously generous attitudes toward risk and sparking sharp declines among stocks and higher yielding bonds. The resulting tightness in credit markets and heavy sub-prime related losses among commercial and investment banks prompted the Fed to reduce short-term interest

rates. As a result, the reporting period began with an overnight federal funds rate of 4.50%, down from 5.25% three months earlier.

The economy continued to show signs of weakness in December 2007, as sales of existing homes fell sharply and longer-term fixed-income markets encountered heightened volatility. The Fed again reduced the federal funds rate to 4.25% in December, but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation designed to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from additional sub-prime related losses, deleveraging of institutional investment portfolios and the repricing of real estate.

In March, non-farm payrolls shrank by another 80,000 jobs, driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans. The first quarter ended with a 0.9% GDP growth rate, according to revised government estimates.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, implementing a cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. Moreover, inflationary pressures increased along with crude oil prices, and businesses attempted to pass along higher input costs for a variety of products.

Economic data in May proved to be mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, and the unemployment rate jumped to 5.5%. Inflation worries also intensified as the average cost of gasoline in the United States hit $4.00 per gallon. On the other hand, retail sales improved by an unexpected 1% during the month, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

## Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

Whether recent signs of a more stable economy portend a longer-term trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, we intend to maintain the fund's conservative credit posture and a relatively long weighted average maturity.

June 16, 2008

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.51% and an annualized effective yield of 2.54%.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Government Securities Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2008

|  | Class A | Class B |
| --- | --- | --- |
| Expenses paid per $1,000† | $ 4.08 | $ 5.08 |
| Ending value (after expenses) | $1,013.80 | $ 1,012.70 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

|  | Class A | Class B |
| --- | --- | --- |
| Expenses paid per $1,000† | $ 4.09 | $ 5.10 |
| Ending value (after expenses) | $1,020.95 | $ 1,019.95 |

† *Expenses are equal to the fund's annualized expense ratio of .81% for Class A shares and 1.01% for Class B shares, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

| U.S. Government Agencies–91.9% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Federal Farm Credit Bank: | | | |
| 9/15/09 | 2.05 | 100,000,000 [a] | 99,993,798 |
| 3/12/10 | 2.20 | 54,180,000 [a] | 54,093,626 |
| Federal Home Loan Bank System: | | | |
| 6/18/08 | 4.23 | 125,000,000 | 124,755,625 |
| 7/16/08 | 3.42 | 150,000,000 | 149,370,000 |
| 8/15/08 | 2.13 | 50,000,000 | 49,779,167 |
| 9/5/08 | 2.09 | 29,800,000 | 29,635,504 |
| 9/24/08 | 2.12 | 40,000,000 | 39,731,667 |
| 2/13/09 | 1.90 | 100,000,000 | 100,423,933 |
| 2/27/09 | 2.58 | 35,000,000 | 35,009,875 |
| 3/5/09 | 2.55 | 40,000,000 | 40,004,857 |
| 4/14/09 | 2.25 | 65,100,000 | 65,092,063 |
| 5/7/09 | 2.35 | 20,000,000 | 20,025,896 |
| 5/19/09 | 2.50 | 50,000,000 | 50,007,185 |
| 9/4/09 | 2.12 | 150,000,000 [a] | 150,000,000 |
| 9/18/09 | 2.14 | 66,000,000 [a] | 66,008,433 |
| Federal Home Loan Mortgage Corp.: | | | |
| 6/13/08 | 3.88 | 175,000,000 | 174,777,167 |
| 7/1/08 | 4.31 | 100,000,000 | 99,650,833 |
| 1/12/09 | 2.14 | 40,000,000 | 40,710,113 |
| 2/17/09 | 2.16 | 1,200,000 | 1,221,914 |
| Federal National Mortgage Association: | | | |
| 6/2/08 | 2.25 | 175,000,000 [a] | 175,000,000 |
| 8/20/08 | 2.11 | 30,000,000 | 29,860,667 |
| **Total U.S. Government Agencies** (cost $1,595,152,323) | | | **1,595,152,323** |

## Repurchase Agreements–8.0%

| | | | |
|---|---|---|---|
| Barclays Financial LLC dated 5/30/08, due 6/2/08 in the amount of $38,007,347 (fully collateralized by $38,869,000 Federal National Mortgage Association, 0%, due 7/16/08, value $38,760,167) | 2.32 | 38,000,000 | 38,000,000 |

| Repurchase Agreements (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| HSBC USA Inc. | | | |
| dated 5/30/08, due 6/2/08 in the amount of $50,009,708 (fully collateralized by $105,458,167 Federal Home Loan Mortgage Corp., 3.214%-5.50%, due 1/15/22-3/15/34, value $20,378,326 and $60,250,000 Federal National Mortgage Association, 4.50%-6.25%, due 9/25/33-12/25/35, value $30,624,216) | 2.33 | 50,000,000 | 50,000,000 |
| Merrill Lynch & Co. Inc. | | | |
| dated 5/30/08, due 6/2/08 in the amount of $50,009,833 (fully collateralized by $51,015,000 Government National Mortgage Association, 5.50%, due 5/15/38, value $51,003,841) | 2.36 | 50,000,000 | 50,000,000 |
| **Total Repurchase Agreements** (cost $138,000,000) | | | **138,000,000** |
| **Total Investments** (cost $1,733,152,323) | | **99.9%** | **1,733,152,323** |
| **Cash and Receivables (Net)** | | **.1%** | **2,259,988** |
| **Net Assets** | | **100.0%** | **1,735,412,311** |

[a]   *Variable rate security—interest rate subject to periodic change.*

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government Agencies | 91.9 | Repurchase Agreements | 8.0 |
| | | | **99.9** |

[†]   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 1,733,152,323 | 1,733,152,323 |
| Interest receivable | | 5,464,642 |
| Prepaid expenses | | 80,243 |
| | | **1,738,697,208** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(c) | | 1,470,557 |
| Cash overdraft due to Custodian | | 1,761,093 |
| Payable for shares of Common Stock redeemed | | 14,656 |
| Accrued expenses | | 38,591 |
| | | **3,284,897** |
| **Net Assets ($)** | | **1,735,412,311** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,735,720,563 |
| Accumulated net realized gain (loss) on investments | | (308,252) |
| **Net Assets ($)** | | **1,735,412,311** |

### Net Asset Value Per Share

|  | Class A | Class B |
|---|---|---|
| Net Assets ($) | 67,242,691 | 1,668,169,620 |
| Shares Outstanding | 67,481,683 | 1,668,254,645 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **29,282,847** |
| **Expenses:** | |
| Management fee–Note 2(a) | 4,159,666 |
| Shareholder servicing costs–Note 2(c) | 2,444,813 |
| Distribution fees, service and prospectus fees–Note 2(b) | 1,672,115 |
| Registration fees | 80,036 |
| Custodian fees–Note 2(c) | 73,417 |
| Directors' fees and expenses–Note 2(d) | 38,860 |
| Professional fees | 31,358 |
| Shareholders' reports | 6,513 |
| Miscellaneous | 14,784 |
| **Total Expenses** | **8,521,562** |
| Less–reduction in shareholder servicing costs due to undertaking–Note 2(c) | (186,301) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (1,128) |
| **Net Expenses** | **8,334,133** |
| **Investment Income-Net** | **20,948,714** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **94,500** |
| **Net Increase in Net Assets Resulting from Operations** | **21,043,214** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, 2007 |
|---|---|---|
| **Operations ($):** |  |  |
| Investment income−net | 20,948,714 | 54,001,184 |
| Net realized gain (loss) on investments | 94,500 | 18,863 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **21,043,214** | **54,020,047** |
| **Dividends to Shareholders from ($):** |  |  |
| Investment income−net: |  |  |
| Class A Shares | (964,189) | (6,827,626) |
| Class B Shares | (19,984,525) | (47,173,558) |
| **Total Dividends** | **(20,948,714)** | **(54,001,184)** |
| **Capital Stock Transactions** ($1.00 per share): |  |  |
| Net proceeds from shares sold: |  |  |
| Class A Shares | 164,423,895 | 1,301,604,325 |
| Class B Shares | 2,418,212,168 | 4,177,326,486 |
| Dividends reinvested: |  |  |
| Class A Shares | 942,087 | 6,008,008 |
| Class B Shares | 19,941,701 | 46,674,892 |
| Cost of shares redeemed: |  |  |
| Class A Shares | (164,483,989) | (1,601,638,284) |
| Class B Shares | (2,196,264,454) | (3,887,546,069) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **242,771,408** | **42,429,358** |
| **Total Increase (Decrease) in Net Assets** | **242,865,908** | **42,448,221** |
| **Net Assets ($):** |  |  |
| Beginning of Period | 1,492,546,403 | 1,450,098,182 |
| **End of Period** | **1,735,412,311** | **1,492,546,403** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .014 | .043 | .041 | .022 | .005 | .005 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.014) | (.043) | (.041) | (.022) | (.005) | (.005) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.75[a] | 4.44 | 4.16 | 2.24 | .52 | .52 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .81[a] | .78 | .80 | .79 | .79 | .77 |
| Ratio of net expenses to average net assets[b] | .81[a] | .78 | .80 | .79 | .79 | .77 |
| Ratio of net investment income to average net assets | 2.78[a] | 4.45 | 4.06 | 2.18 | .51 | .52 |
| Net Assets, end of period ($ x 1,000) | 67,243 | 66,357 | 360,382 | 443,079 | 517,063 | 565,857 |

[a]  Annualized.
[b]  Expense waivers and/or reimbursements amounted to less than .01%.
*See notes to financial statements.*

| Class B Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income—net | .013 | .042 | .039 | .020 | .003 | .003 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.013) | (.042) | (.039) | (.020) | (.003) | (.003) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.55[a] | 4.25 | 3.95 | 2.02 | .32 | .29 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.03[a] | 1.04 | 1.03 | 1.04 | 1.04 | 1.03 |
| Ratio of net expenses to average net assets | 1.01[a] | 1.01 | 1.01 | 1.01 | .98 | 1.00 |
| Ratio of net investment income to average net assets | 2.51[a] | 4.16 | 3.89 | 1.96 | .30 | .29 |
| Net Assets, end of period ($ x 1,000) | 1,668,170 | 1,426,190 | 1,089,717 | 1,061,190 | 719,095 | 933,041 |

[a]  Annualized.
*See notes to financial statements.*

## NOTE 1—Significant Accounting Policies:

General Government Securities Money Market Fund (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 16 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (10 billion shares authorized) and Class B (6 billion shares authorized). Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, sub-accounting service fees amounted to $398,604 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

**Level 1**—quoted prices in active markets for identical securities.

**Level 2**—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

**Level 3**—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

| Valuation Inputs | Investments in Securities ($) |
|---|---:|
| Level 1−Quoted Prices | 0 |
| Level 2−Other Significant Observable Inputs | 1,733,152,323 |
| Level 3−Significant Unobservable Inputs | 0 |
| **Total** | **1,733,152,323** |

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative

disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the fund's Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code").

To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $402,752 available for federal income tax purposes to be applied against future net securities profit, if any, realized subsequent to November 30, 2007. If not applied, $40,129 of the carryover expires in fiscal 2008, $13,107 expires in fiscal 2011, $25,250 expires in fiscal 2012 and $324,266 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

**(b)** Under the Service Plan with respect to Class A shares (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing Class A shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent

has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2008, Class A shares were charged $69,794 pursuant to the Plan.

Under the Distribution Plan with respect to Class B shares ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an aggregate annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2008, Class B shares were charged $1,602,321 pursuant to the Class B Distribution Plan.

**(c)** Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class A shares were charged $16,609 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2007 through May 31, 2008, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be terminated at anytime. During the period ended May 31, 2008, Class B shares were charged $1,993,019 pursuant to the Class B Shareholder Services Plan, of which $186,301 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $17,079, pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $1,128 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under a custody agreement for providing custodial services for the fund. During the period

ended May 31, 2008, the fund was charged $73,417 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $725,245, Rule 12b-1 distribution plan fees $290,098, shareholder services plan fees $418,311, custodian fees $56,374, chief compliance officer fees $2,350 and transfer agency per account fees $5,392, which are offset against an expense reimbursement currently in effect in the amount of $27,213.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

# For More Information

**General Government Securities
Money Market Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**      Class A: GGSXX      Class B: GSBXX

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0975SA0508

# General
# Treasury Prime
# Money Market Fund

**SEMIANNUAL REPORT** May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Treasury Prime Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of December 1, 2007, through May 31, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager*

### Fund and Market Performance Overview

For the six-month period ended May 31, 2008, General Treasury Prime Money Market Fund's Class A shares produced an annualized yield of 1.90%, and its Class B shares produced an annualized yield of 1.68%. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 1.92% and 1.69%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth, and investor demand increased in the midst of a credit crisis.

### The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.

### The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. These factors had caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds.

The resulting tightness in credit markets, as well as reports of heavy sub-prime related losses among commercial and investment banks, prompted the Fed to intervene by reducing short-term interest rates. As a result, the reporting period began with an overnight federal funds rate of 4.50%, down from 5.25% approximately three months earlier.

The economy continued to show signs of weakness in December 2007, as sales of existing homes fell sharply and longer-term fixed-income markets encountered heightened volatility. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.60% in the fourth quarter and 2.20% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation designed to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from additional sub-prime related losses, deleveraging of institutional investment portfolios and the repricing of real estate.

In March, non-farm payrolls shrank by another 80,000 jobs, driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.10% in March from 4.80% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans. The first quarter ended with a 0.90% GDP growth rate, according to revised government estimates.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, implementing a cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. Moreover, inflationary pressures increased along with crude oil prices, and businesses attempted to pass along higher input costs.

Economic data in May proved to be mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, and the unemployment rate jumped to 5.50%. Inflation worries also intensified as oil prices continued to set new record highs and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by an unexpected 1% during the month, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

## Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, demand for U.S. Treasury securities surged from investors engaged in a "flight to quality," putting additional downward pressure on yields across the money market's maturity spectrum. In this environment, we maintained the fund's weighted average maturity in a position we considered in line with industry averages.

Whether recent signs of a more stable economy portend a longer-term trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, we intend to maintain the fund's conservative credit posture and a neutral weighted average maturity.

June 16, 2008

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class A and Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class A shares would have produced an annualized yield of 1.89% and an annualized effective yield of 1.91%, and the fund's Class B shares would have produced an annualized yield of 1.60% and an annualized effective yield of 1.61%.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Treasury Prime Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

|  | Class A | Class B |
|---|---|---|
| Expenses paid per $1,000† | $ 3.92 | $ 5.02 |
| Ending value (after expenses) | $1,009.60 | $1,008.40 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

|  | Class A | Class B |
|---|---|---|
| Expenses paid per $1,000† | $ 3.94 | $ 5.05 |
| Ending value (after expenses) | $1,021.10 | $1,020.00 |

† *Expenses are equal to the fund's annualized expense ratio of .78% for Class A and 1.00% for Class B, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

| U.S. Treasury Bills−94.7% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| 6/5/08 | 1.54 | 6,100,000 | 6,098,955 |
| 6/12/08 | 3.19 | 35,522,000 | 35,487,919 |
| 6/16/08 | 2.03 | 11,000,000 | 10,990,696 |
| 6/19/08 | 1.94 | 44,982,000 | 44,938,403 |
| 7/3/08 | 3.15 | 4,000,000 | 3,988,978 |
| 7/10/08 | 1.80 | 47,300,000 | 47,208,719 |
| 7/17/08 | 1.15 | 74,000,000 | 73,891,159 |
| 7/24/08 | 0.87 | 25,000,000 | 24,967,979 |
| 7/31/08 | 1.55 | 761,000 | 759,047 |
| 8/14/08 | 2.03 | 6,000,000 | 5,975,210 |
| 8/21/08 | 2.04 | 18,000,000 | 17,918,392 |
| 8/28/08 | 1.25 | 12,000,000 | 11,963,627 |
| 9/4/08 | 1.33 | 65,240,000 | 65,013,119 |
| 10/2/08 | 1.53 | 42,000,000 | 41,782,085 |
| **Total U.S. Treasury Bills** (cost $390,984,288) | | | **390,984,288** |
| | | | |
| **U.S. Treasury Note−5.4%** | | | |
| 6/30/08 (cost $22,067,903) | 1.21 | 22,000,000 | **22,067,903** |
| **Total Investments** (cost $413,052,191) | **100.1%** | | **413,052,191** |
| **Liabilities, Less Cash and Receivables** | **(.1%)** | | **(591,150)** |
| **Net Assets** | **100.0%** | | **412,461,041** |

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury Bills | 94.7 | U.S. Treasury Note | 5.4 |
| | | | **100.1** |

[†] *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 413,052,191 | 413,052,191 |
| Interest receivable | | 473,922 |
| Prepaid expenses | | 63,764 |
| | | **413,589,877** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(c) | | 338,070 |
| Cash overdraft due to Custodian | | 765,248 |
| Accrued expenses | | 25,518 |
| | | **1,128,836** |
| **Net Assets ($)** | | **412,461,041** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 412,449,258 |
| Accumulated net realized gain (loss) on investments | | 11,783 |
| **Net Assets ($)** | | **412,461,041** |

### Net Asset Value Per Share

| | Class A | Class B |
|---|---|---|
| Net Assets ($) | 11,367,148 | 401,093,893 |
| Shares Outstanding | 11,366,593 | 401,082,665 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

8

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **4,181,715** |
| **Expenses:** | |
| Management fee–Note 2(a) | 835,907 |
| Shareholder servicing costs–Note 2(c) | 498,343 |
| Distribution, service and prospectus fees–Note 2(b) | 335,690 |
| Registration fees | 67,019 |
| Professional fees | 22,544 |
| Custodian fees–Note 2(c) | 17,440 |
| Directors' fees and expenses–Note 2(d) | 8,744 |
| Shareholders' reports | 6,013 |
| Miscellaneous | 7,626 |
| **Total Expenses** | **1,799,326** |
| Less–reduction in service plan fees and shareholder servicing costs due to undertaking–Note 2(b,c) | (135,419) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (4,382) |
| **Net Expenses** | **1,659,525** |
| **Investment Income–Net** | **2,522,190** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **9,673** |
| **Net Increase in Net Assets Resulting from Operations** | **2,531,863** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, 2007 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 2,522,190 | 3,298,384 |
| Net realized gain (loss) on investments | 9,673 | 6,980 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **2,531,863** | **3,305,364** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A Shares | (51,195) | (36,106) |
| Class B Shares | (2,470,995) | (3,262,278) |
| **Total Dividends** | **(2,522,190)** | **(3,298,384)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 21,645,784 | 2,773,695 |
| Class B Shares | 742,430,042 | 427,529,203 |
| Dividends reinvested: | | |
| Class A Shares | 50,714 | 34,745 |
| Class B Shares | 2,469,590 | 3,242,581 |
| Cost of shares redeemed: | | |
| Class A Shares | (11,349,736) | (4,032,593) |
| Class B Shares | (573,093,378) | (274,782,385) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **182,153,016** | **154,765,246** |
| **Total Increase (Decrease) in Net Assets** | **182,162,689** | **154,772,226** |
| **Net Assets ($):** | | |
| Beginning of Period | 230,298,352 | 75,526,126 |
| **End of Period** | **412,461,041** | **230,298,352** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .010 | .039 | .038 | .020 | .004 | .004 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.010) | (.039) | (.038) | (.020) | (.004) | (.004) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.91[a] | 4.01 | 3.84 | 2.00 | .42 | .39 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .79[a] | 1.09 | 1.05 | 1.03 | .93 | .85 |
| Ratio of net expenses to average net assets | .78[a] | .80 | .80 | .80 | .80 | .80 |
| Ratio of net investment income to average net assets | 1.39[a] | 3.88 | 3.69 | 2.08 | .34 | .38 |
| Net Assets, end of period ($ x 1,000) | 11,367 | 1,020 | 2,244 | 5,375 | 4,848 | 26,315 |

[a] Annualized.
*See notes to financial statements.*

| Class B Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .008 | .037 | .036 | .018 | .003 | .002 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.008) | (.037) | (.036) | (.018) | (.003) | (.002) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.68a | 3.80 | 3.64 | 1.80 | .28 | .24 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.08a | 1.20 | 1.20 | 1.27 | 1.15 | 1.12 |
| Ratio of net expenses to average net assets | 1.00a | 1.00 | .99 | 1.00 | .92 | .94 |
| Ratio of net investment income to average net assets | 1.51a | 3.60 | 3.64 | 1.88 | .26 | .24 |
| Net Assets, end of period ($ x 1,000) | 401,094 | 229,278 | 73,282 | 50,027 | 29,806 | 30,537 |

[a]   *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

General Treasury Prime Money Market Fund, (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 3 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (1 billion shares authorized) and Class B (2 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, sub-accounting service fees amounted to $81,749 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

**Level 1**—quoted prices in active markets for identical securities.

**Level 2**—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

**Level 3**—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

| Valuation Inputs | Investments in Securities ($) |
|---|---|
| Level 1–Quoted Prices | 0 |
| Level 2–Other Significant Observable Inputs | 413,052,191 |
| Level 3–Significant Unobservable Inputs | 0 |
| **Total** | **413,052,191** |

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and

Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine

whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2008 there was no expense reimbursement pursuant to the Agreement.

**(b)** Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any full fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2008, Class A shares were charged $7,396 pursuant to the Plan, of which $413 was reimbursed by the Manager, due to an undertaking. See Note 2(c).

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to

exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2008, Class B shares were charged $328,294 pursuant to the Class B Distribution Plan.

**(c)** Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Manager had undertaken from December 1, 2007 through May 31, 2008, to reduce the expenses of Class A shares if the aggregate expenses of Class A shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed .80% of the value of the average daily net assets of Class A. Such expense limitations are voluntary, temporary and may be terminated at any time. During the period ended May 31, 2008, Class A shares were charged $75 pursuant to the Class A Shareholder Services Plan, all of which was reimbursed by the Manager.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2007 through May 31, 2008, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be reused or terminated at any time. During the period ended May 31, 2008, Class B shares were charged $408,748 pursuant to the Class B Shareholder Services Plan, of which $134,931 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $2,736 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $181 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $17,440 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $174,479, Rule 12b-1 distribution plan fees $69,921, shareholder services plan fees $102,326, custodian fees $8,597, chief compliance officer fees $2,350 and transfer agency per account fees $1,077, which are offset against an expense reimbursement currently in effect in the amount of $20,680.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

## NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

# For More Information

**General Treasury**
**Prime Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**    Class A: GTAXX    Class B: GTBXX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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